Points International To Report First Quarter 2008 Results on Wednesday, May 7th at 5:00 p.m. ET

TORONTO, May 2, 2008 – Points International - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced that it will report financial results for the first quarter 2008 on Wednesday, May 7, 2008 after the close of market.

The Company will host a corresponding conference call with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International to discuss the results on Wednesday, May 7th at 5:00 p.m. Eastern Time.

To participate in the conference call, investors from the US and Canada should dial (800) 866-5043 ten minutes prior to the scheduled start time.  International callers should dial (303) 262-2130.

Points International will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.  A telephonic replay of the conference call will also be available until 11:59 pm PT on Monday, May 12, 2008 by dialing 800-405-2236 and entering the passcode: 11113507#.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
 Corporate Site : http://www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirt.com